UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q22

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2022.

●	Net income attributable to shareholders of the parent company for 3Q22 was COP 1,6 trillion. This value represents a decrease of 8.5% compared to the previous quarter. Bancolombia consolidated annualized return on equity ("ROE") was 20.3% for the last 12 months.

●	Gross loans amount to COP 260 trillion, increasing 23.7% compared to 3Q21. When excluding the FX effect, the increase during the last twelve months was 15.8%. Commercial and consumer segments presented a dynamic activity, growing at 23.4% and 26.4%, respectively.

●	Customer deposits totaled COP 238 trillion, an increase of 25.3% compared to 3Q21. When excluding the FX effect, the increase during the last twelve months was 16.0%. Savings accounts and time deposits grew 23.4% and 36.5%, respectively, compared to 3Q21.

●	30-day past due loans stood at 3.60% and 90-day past due loans at 2.43%. Total provision charges, net for 3Q22 was COP 1,170 billion, which indicates a lower release compared to 2Q22 and higher provisions in the consumer and commercial portfolio in line with the growth of the loan book.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 36.5 trillion as of September 30, 2022, increasing 9.7% compared to 2Q22. This variation is largely explained by the net income generated during the period. Basic solvency stood at 9.96% and the total consolidated solvency ratio was 12.51% for 3Q22, decreasing compared to 2Q22 mainly because of the depreciation effect and loan book growth, but widely exceeding the minimum regulatory requirements.

●	In reference to its digital strategy, Bancolombia shows constant growth in line with 2021 results. As of September 2022, the bank has 7.3 million active digital customers in the Retail APP, as well as 20.6 million accounts in its financial inclusion platforms (6.4 million users in Bancolombia a la Mano and 14.2 million in NEQUI).

November 10, 2022. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20221.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended September 30, 2022, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, $4.590,54= US$ 1

3Q22

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21
ASSETS
Net Loans	193,627,273	228,054,203	244,839,984	7.36%	26.45%
Investments	26,847,176	27,415,761	28,478,631	3.88%	6.08%
Other assets	49,276,772	57,961,839	62,335,961	7.55%	26.50%
Total assets	269,751,221	313,431,803	335,654,576	7.09%	24.43%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	189,645,429	222,331,703	237,612,952	6.87%	25.29%
Other liabilities	48,236,442	56,001,080	60,642,841	8.29%	25.72%
Total liabilities	237,881,871	278,332,783	298,255,793	7.16%	25.38%
Non-controlling interest	1,608,211	1,817,384	876,020	(51.80)%	(45.53)%
Shareholders' equity	30,261,139	33,281,636	36,522,763	9.74%	20.69%
Total liabilities and shareholders' equity	269,751,221	313,431,803	335,654,576	7.09%	24.43%

Interest income	3,968,117	5,954,765	7,356,242	23.54%	85.38%
Interest expense	(1,062,599)	(1,639,837)	(2,371,478)	44.62%	123.18%
Net interest income	2,905,518	4,314,928	4,984,764	15.52%	71.56%
Net provisions	(514,355)	(612,763)	(1,170,248)	90.98%	127.52%
Fees and income from service, net	880,241	878,792	961,075	9.36%	9.18%
Other operating income	554,288	493,564	368,871	(25.26)%	(33.45)%
Total Dividends received and equity method	98,063	84,830	63,634	(24.99)%	(35.11)%
Total operating expense	(2,376,817)	(2,519,735)	(2,709,288)	7.52%	13.99%
Profit before tax	1,546,938	2,639,616	2,498,808	(5.33)%	61.53%
Income tax	(581,243)	(784,776)	(836,957)	6.65%	43.99%
Net income before non-controlling interest	965,695	1,854,840	1,661,851	(10.40)%	72.09%
Non-controlling interest	(23,075)	(75,145)	(32,606)	(56.61)%	41.30%
Net income	942,620	1,779,695	1,629,245	(8.45)%	72.84%

3Q22

	Quarter			As of
PRINCIPAL RATIOS	3Q21	2Q22	3Q22	3Q21	3Q22
PROFITABILITY
Net interest margin (1) from continuing operations	4.97%	6.69%	7.15%	5.02%	6.62%
Return on average total assets (2) from continuing operations	1.41%	2.37%	2.00%	1.34%	2.25%
Return on average shareholders´ equity (3)	12.68%	22.55%	18.71%	12.39%	20.77%
EFFICIENCY					—
Operating expenses to net operating income	53.55%	43.65%	42.48%	50.72%	43.85%
Operating expenses to average total assets	3.54%	3.36%	3.33%	3.28%	3.35%
Operating expenses to productive assets	4.06%	3.90%	3.89%	3.77%	3.90%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.22%	10.62%	10.88%	11.22%	10.88%
Technical capital to risk weighted assets	15.31%	12.93%	12.51%	15.31%	12.51%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.03	1.78	1.48	2.88	4.66
Net income per share $COP from continuing operations	980.03	1,850.33	1,693.90	2,746.91	5,344.82
P/BV ADS (4)	1.05	0.92	0.74	1.05	0.74
P/BV Local (5) (6)	1.05	0.97	0.82	1.05	0.82
P/E (7) from continuing operations	8.41	4.43	4.37	9.00	4.16
ADR price	34.62	30.83	24.37	34.62	24.37
Common share price (8)	32,960	33,540	31,100	32,960	31,100
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,812.77	4,151.21	4,590.54	3,812.77	4,590.54

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3Q22

1.BALANCE SHEET

1.1.Assets

As of September 30, 2022, Bancolombia's assets at the consolidated level totaled COP 335,655 billion, which represents an increase of 7.1% compared to 2Q22 and 24.4% compared to 3Q21. The increase in total assets during the last year is largely explained by the growth in the loan book.

During the third quarter, the peso depreciated 10.6% against the US dollar and depreciated 20.4% in the last 12 months. The average exchange rate was 4.1% higher in 3Q22 versus 2Q22, and 10.1% higher in the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4590,54 COP)	3Q22	3Q22 / 2Q22	3Q22	3Q22 / 2Q22	3Q22	3Q22 / 2Q22	3Q22	3Q22 / 2Q22
Commercial loans	104,037,814	3.28%	61,777,217	13.28%	13,457,506	2.44%	165,815,032	6.79%
Consumer loans	39,241,729	4.10%	18,353,242	14.63%	3,998,057	3.66%	57,594,972	7.24%
Mortgage loans	18,676,922	4.85%	16,718,750	11.66%	3,642,001	0.98%	35,395,672	7.96%
Small business loans	653,193	(4.54)%	721,042	12.01%	157,071	1.29%	1,374,235	3.48%
Interests paid in advance	(12,930)	11.55%	(1,380)	(1.10)%	(301)	(10.57)%	(14,310)	10.19%
Gross loans	162,596,729	3.62%	97,568,872	13.24%	21,254,334	2.40%	260,165,601	7.03%

In 3Q22, gross loans grew 7.0% compared to 2Q22 (3.2% when excluding the FX effect) and 23.7% compared to 3Q21. During the last 12 months peso-denominated loans grew 17.7% and the dollar-denominated loans (expressed in USD) grew 12.3%.

Operations at Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala represented 29.2% of total gross loans for 3Q22. Likewise, the gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 37.5% of the loan portfolio, and increase 13.2% (when expressed in COP), as well as 2.4% (expressed in USD).

Total reserves (provisions in the balance sheet) for loan losses increased 2.0% during the quarter and totaled COP 15,326 billion or 5.9% of the gross loans at the end of the quarter.

During 3Q22, the loan portfolio at a consolidated level continues with good dynamism in all geographies, consistent with the trend of the last 12 months. Growth in commercial and consumer is remarkable. Colombia reported the highest quarterly growth of 4.3% in loan portfolio for the 3Q22, mainly driven by the commercial, consumer and mortgage portfolio. Regarding loan book share, all segments remained relatively stable during the quarter. Colombia is closely followed by the Banistmo operation, which presents an increase of 4.3% (calculated in USD), due to the positive dynamics of the commercial portfolio, which grew 8.2% for the quarter and continues to be the largest share in the loan portfolio. Banco Agricola grew 2.3% (calculated in USD), with a 3.6% growth in the consumer, which continues to increase its share to 41% of the loan portfolio. Commercial has shown moderate growth but maintains the largest share of the portfolio.

3Q22

Banco Agromercantil reports a 0.5% consolidated growth in USD, where consumer portfolio stands out with an increase of 10.4% during the quarter, in line with the good performance experienced since 2021.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21	loans
Commercial	134,378,209	155,271,122	165,815,032	6.79%	23.39%	63.73%
Consumer	45,579,777	53,707,360	57,594,972	7.24%	26.36%	22.14%
Mortgage	29,134,678	32,785,538	35,395,672	7.96%	21.49%	13.61%
Microcredit	1,245,255	1,328,020	1,374,235	3.48%	10.36%	0.53%
Interests received in advance	(13,304)	(12,987)	(14,310)	10.19%	7.56%	(0.01)%
Total loan portfolio	210,324,615	243,079,053	260,165,601	7.03%	23.70%	100.00%
Allowance for loan losses	(16,697,342)	(15,024,850)	(15,325,617)	2.00%	(8.22)%	0.00
Total loans, net	193,627,273	228,054,203	244,839,984	7.36%	26.45%	0.00

1.3.Investment Portfolio

As of September 30, 2022, Bancolombia net investment portfolio at the consolidated level totaled COP 28,479 billion, growing 3.9% from the end of 2Q22 and 6.1% from the end of 3Q21. At the end of 3Q22 the debt securities portfolio had a duration of 16.9 months and a weighted average yield to maturity of 9.1%.

1.4.Goodwill and intangibles

At the end of 3Q22, Bancolombia's goodwill and intangibles at the consolidated level totaled COP 9,941 billion, growing 10.6% compared to 2Q22. This quarterly variation is mainly explained by the devaluation of the COP against the USD.

1.5.Funding

As of September 30, 2022, Bancolombia's liabilities at the consolidated level totaled COP 298,256 billion, growing 7.2% compared to 2Q22, and 25.4% compared to 3Q21.

Customer deposits totaled COP 237,613 billion and represent 79.7% of liabilities at the end of 3Q22 increasing 6.9% compared to 2Q22 and 25.3% over the last 12 months. The net loans to deposits ratio was 103.0% at the end of 3Q22, which represents an increase compared to a ratio of 102.6% in 2Q22, driven by a larger credit portfolio.

Saving and checking accounts represent the main source of funding for the bank with a 56% share of the funding mix. In 3Q22 there was an increase in savings accounts, but a slight decrease in checking accounts, reducing their share in the funding mix with respect to 2Q22. On the other hand, time deposits displayed the highest growth with respect to 2Q22, recovering 2% share on the funding mix, driven by rate hikes of the Colombian Central Bank, which led some customers to seek for higher rates of return. Loans with financial entities are also growing significantly and constitute a stable medium-term funding alternative with efficient rates. The stability preserved in the funding mix during the last 12 months has allowed Bancolombia to maintain its funding cost under control and a comfortable liquidity position.

Funding mix
COP Million	3Q21		2Q22		3Q22
Checking accounts	36,114,377	16%	40,062,692	15%	38,816,401	14%
Saving accounts	94,792,902	42%	111,399,791	43%	116,991,321	42%
Time deposits	56,799,008	25%	66,652,747	26%	77,516,708	28%
Other deposits	8,422,856	4%	7,120,690	3%	6,461,811	2%
Long term debt	20,249,849	9%	21,462,415	8%	17,972,177	6%
Loans with banks	8,894,455	4%	12,515,221	5%	19,769,720	7%
Total Funds	225,273,447	100%	259,213,556	100%	277,528,138	100%

3Q22

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 3Q22 was COP 36,523 billion, increasing 9.7% compared to 2Q22 and up to 20.7% when compared to 3Q21. This is explained by profits generated during the year 2022, which contributes to offset the dividends distribution decreed at the General Shareholders’ Meeting in March of 2022 for a total of COP 3.0 trillion.

Bancolombia´s solvency ratio on a consolidated basis under Basel III was 12.51% in 3Q22 standing 351 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 9.96%, 396 basis points above the minimum regulatory capital level of 6.00% (full Basel III minimum regulatory ratio after a 4-year phase in period). The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.01% at the end of 3Q22.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q21%		2Q22%		3Q22%
Basic capital (Tier I)	23,814,144	11.76%	26,299,311	10.28%	27,634,742	9.96%
Additional capital (Tier II)	7,204,502	3.56%	6,770,767	2.65%	7,089,798	2.56%
Technical capital (1)	31,004,560		33,057,251		34,708,763
Risk weighted assets including market and operational risk (2)	202,466,236		255,721,580		277,486,444
CAPITAL ADEQUACY (3)		15.31%		12.93%		12.51%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($12,826MM for 2Q22 and $15,776 MM for 3Q22).
(2)	Operational risk applies to 3Q21, 2Q22 and 3Q22 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,629 billion in 3Q22, o COP 1,693.90 per share (USD $1.48 per ADR). This profit represents a decrease of 8.5% compared to 2Q22. Bancolombia´s annualized return on equity (“ROE”) was 18.7% for 3Q22 and 20.3% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 4,985 billion in 3Q22, an increase of 15.5% compared to 2Q22, and 71.6% compared to 3Q21. This performance is mainly driven by the monetary policy adopted by the Colombian central bank, which resulted in an 800 basis points interest rate hikes since 3Q21 and by the commercial and consumer portfolio growth.

The rise in interest rates impacts income generation on new originations and loans indexed to floating rates. These variable-rate loans represent the largest percentage of the commercial portfolio and thus, they are the main contributors of net income generation for the quarter. On the other hand, the investment portfolio generated interest income and valuation of financial instruments for COP 691 billion in 3Q22 with a growth of 47.2% when compared to 2Q22. The most remarkable line were revenues from debt securities and derivatives.

3Q22

Net Interest Margin

The annualized net interest margin increased to 7.2% during 3Q22. The annualized net interest margin for investments in 3Q22 was 6.6%. This growth in the investments´ margin compared to 2Q22 is largely explained by the valuation of debt securities as a consequences of interest rate hikes and exchange rate fluctuation in the treasury portfolios.

The annualized quarterly net interest margin of the loan portfolio was 7.2% posting an increase of 18 basis points when compared to 2Q22 and 159 basis points compared to 3Q21. The trend of margin expansion continues, however, in a lower proportion than in previous quarters due to the increase in interest expenses, mainly in time deposits which rapidly incorporate the interest rate hikes of the Colombian Central Bank to contain inflation.

Annualized Interest
Margin	3Q21	2Q22	3Q22
Loans' Interest margin	5.6%	7.0%	7.2%
Debt investments' margin	0.6%	4.1%	6.6%
Net interest margin (1)	5.0%	6.7%	7.2%

(1) Net interest margin and valuation income on financial instruments.

Cost of liabilities continues to be favored by the bank's funding structure, mainly supported by low-cost demand deposits. Nevertheless, the increase in the cost of deposits is evident as a result of the interest rate hikes of the Colombian central bank during 2022. For 3Q22, time deposits reported the highest cost increase, although its impact on the total cost is moderated considering a 28% share on the funding mix. This effect is partially mitigated by savings and checking accounts, that represent 56% of the funding mix and, are less sensitive to interest rate hikes.

Savings and checking accounts reported growth in balances, 23.4% and 7.5% respectively, compared to 3Q21. However, checking accounts showed a slight reduction in the last quarter due to the migration of some clients with their excess liquidity to time deposits seeking higher rates of return. On the other hand, savings accounts continue to grow, as a result of the growth in transactions.  The annualized weighted average cost of deposits was 3.06% in 3Q22, increasing 93 basis points compared to 2Q22 and 165 basis points compared to 3Q21. The latter contrasts sharply with the 800 basis points of interest rate hikes by the Colombian Central Bank since 3Q21.

Average weighted
funding cost	3Q21	2Q22	3Q22
Checking accounts	0.19%	0.20%	0.19%
Saving accounts	0.69%	1.35%	2.25%
Time deposits	3.47%	4.82%	6.02%
Total deposits	1.41%	2.13%	3.06%
Long term debt	5.32%	6.13%	7.04%
Loans with banks	1.86%	2.53%	3.51%
Total funding cost	1.81%	2.48%	3.37%

2.2.Fees and Income from Services

Total fees and commissions and other services for 3Q22 amounted to COP 961 billion, increasing 9.4% compared to 2Q22, and 9.2% compared to 3Q21. This increase in 3Q22 is explained by the good dynamism of income coupled with moderation in the growth of expenses generated by data processing banking services, franchises, and royalties on credit-debit cards.

On the income side, credit and debit card fees and merchants displayed a stable performance in the quarter and an outstanding performance for the last 12 months. A higher transactional volume explains this dynamism in physical and e-commerce that is mainly reflected in income from intermediary bank fees, distribution of new cards, and revenues associated with merchants. Fees generated by Bancassurance grow quarterly and annually due to the good performance of the loan book that impact directly voluntary and compulsory insurance.

3Q22

2.3.Other Operating Income

Total other operating income was COP 369 billion in 3Q22, decreasing 25.3% compared to 2Q22 and 33.5% compared to 3Q21. This decrease is mainly explained by the net foreign exchange expense in line with the depreciation observed in the quarter of 10.6% and in the last 12 months 20.4%.

On the other hand, there was an increase in other operating income from operating leasing and renting, as well as from the appraisal updating and leases repricing of the real estate properties owned by “Fondo Inmobiliario Colombia FIC”. Nevertheless, these facts were not enough to mitigate the foreign exchange impact on the total operating income balance.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,077 billion at the end of 3Q22, and represent 3.6% of total gross loans, decreasing when compared to 2Q22, when past due loans represented 3.9% of total gross loans. During the quarter, charge-offs totaled COP 1,362 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 154.3% at the end of 3Q22, increasing compared to 149.8% at the end of 2Q22. The deterioration of the loan portfolio (new past due loans including charge-offs) during 3Q22 was COP 1.337 billion.

Provision charges (net of recoveries) totaled COP 1,170 billion in 3Q22, presenting a growth of 91.0% with respect to 2Q22. This performance is mainly explained by a greater provision cost in the consumer portfolio, in line with its annualized growth of 26.4%. Moreover, in 3Q22, there was a lower level of provisions releases associated with macroeconomic variables and overlays of credits that were under financial relief when compared to 2Q22 and 3Q21.

Provisions as a percentage of the average gross loans were 1.9% annualized for 3Q22 and 0.9% for the last 12 months. These levels indicate higher provision charges associated with loan book growth and lower provision releases compared to previous quarters that could lead the bank to a normalized cost-of-risk level by 2023. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 14,003 billion, or 5.6% of total loans at the end of 3Q22, decreasing 23 basis points compared to 2Q22.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q21	2Q22	3Q22
Total 30‑day past due loans	9,072,180	9,103,170	9,077,412
Allowance for loan losses (1)	15,167,612	13,639,335	14,003,344
Past due loans to total loans	4.44%	3.86%	3.60%
Allowances to past due loans	167.19%	149.83%	154.27%
Allowance for loan losses as a percentage of total loans	7.43%	5.78%	5.55%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	3Q21	2Q22	3Q22
Commercial loans	63.7%	3.91%	2.79%	2.33%
Consumer loans	22.1%	5.65%	5.39%	5.63%
Mortgage loans	13.6%	4.70%	6.01%	5.77%
Microcredit	0.5%	11.36%	12.49%	12.84%
PDL TOTAL		4.44%	3.86%	3.60%

3Q22

	% Of loan	90 days
PDL Per Category	Portfolio	3Q21	2Q22	3Q22
Commercial loans	63.7%	3.43%	2.47%	1.97%
Consumer loans	22.1%	3.47%	3.17%	3.28%
Mortgage loans*	13.6%	2.93%	2.97%	2.89%
Microcredit	0.5%	8.77%	8.39%	8.70%
PDL TOTAL		3.40%	2.72%	2.43%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	2Q22			3Q22			3Q22 / 2Q22
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	213,258,344	2,711,980	1.3%	229,280,932	2,661,340	1.2%	7.5%	(1.9)%
Stage 2	15,168,942	2,549,689	16.8%	16,122,450	2,720,804	16.9%	6.3%	6.7%
Stage 3	14,651,767	9,763,181	66.6%	14,762,219	9,943,473	67.4%	0.8%	1.8%
Total	243,079,053	15,024,850	6.2%	260,165,601	15,325,617	5.9%	7.0%	2.0%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 3Q22, operating expenses totaled COP 2,709 billion, increasing 7.5% compared to 2Q22 and 14.0% compared to 3Q21.

Personnel expenses (salaries, bonus plan payments, and compensation) totaled COP 1,114 billion in 3Q22, representing a 6.0% increase compared to 2Q22 and 13.6% as of 3Q21. On an annual basis, such growth was mainly explained by salary increases affected by moderate headcount growth in technology transformation and by the depreciation effect from Central American operations. Furthermore, higher provisions for variable bonuses attributable to 2022 results.

General expenses grew 8.6% in the quarter and 14.2% year-over-year. This growth is mainly driven by the depreciation of the exchange rate and the increase in technology expenses associated with server upgrades and journey to the cloud.

As of September 30, 2022, Bancolombia at a consolidated level had 32,270 employees, owned 874 branches, 6,057 ATMs, 27,790 banking agents and served more than 25 million customers.

2.6.Taxes

Bancolombia´s income tax on a consolidated basis for 3Q22 reached COP 837 billion. This value is fundamentally attributed to the operation in Colombia due to tax benefits undertaken such as untaxed dividends, exempt income from low-income home lending portfolio and investment in real productive fixed assets. Additionally, in Guatemala, El Salvador, and Panama, tax benefits are linked to exempt revenues from returns on securities issued by their governments and revenues from foreign sources that are not taxed in Panama, as well as the financial results, also contributed to a lower tax.

3Q22

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The loan portfolio of Bancolombia S.A. presents an increase of 4.3% in the quarter and 18.9% during the year, with a clear dynamism in commercial, consumer and mortgage loans. The commercial portfolio mainly explains such growth, with lines such as ordinary credit and treasury in legal currency. The consumer segment grows 4.3% quarterly and 23.9% year on year, highlighting originations in personal loans and credit cards. Deposits grow at a higher rate than the loan portfolio, allowing to maintain good liquidity ratios. In the funding structure, in line with the trends seen in the previous quarter, time deposits continue growing at a higher rate than savings and checking accounts as an effect of the interest rate hikes in Colombia. This trend represents a gradual increase in the cost of funding, which could slow the speed of margin expansion, but greater stability of funding sources.

Net result for Bancolombia S.A. in 3Q22 was a profit of COP 1.7 trillion, which represents a slight decrease of 2.4% when compared to 2Q22 and increase of 271.5% with respect to 3Q21. Net interest income showed a significant increase explained by the interest rate hikes of the Colombian Central Bank and the bank's asset sensitive condition, which generated a significant repricing, mainly from the commercial portfolio. On the other hand, for 3Q22, interest expense grew at a higher rate than income, as a result of the growth of time deposits and their funding rates. In addition, investment revenues increased due to higher valuation of treasury bonds and derivatives. For 3Q22, net provisions grew due to a higher expense in consumer loans in line with the growth of the portfolio and lower provision releases compared to previous quarters. Other operating income continue decreasing compared to the previous quarter mainly due to losses from net foreign exchange. Operating expenses grew on an annualized basis because of higher labor expenses due to annual salary increases and social security contributions affected by inflation, as well as variable bonuses provisions and higher expenses associated with technological transformation.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21
ASSETS
Gross loans	145,833,265	166,195,963	173,337,886	4.30%	18.86%
Allowances for loans	(12,742,942)	(11,227,779)	(11,031,164)	(1.75)%	(13.43)%
Investments	24,595,724	39,756,303	43,259,724	8.81%	75.88%
Other assets	22,031,217	27,089,815	29,247,722	7.97%	32.76%
Total assets	179,717,263	221,814,301	234,814,168	5.86%	30.66%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	121,320,181	137,006,229	145,899,337	6.49%	20.26%
Other liabilities	41,567,328	51,006,029	51,783,007	1.52%	24.58%
Total liabilities	162,887,510	188,012,257	197,682,344	5.14%	21.36%
Shareholders’ equity	16,829,753	33,802,044	37,131,824	9.85%	120.63%
Total liabilities and shareholders’ equity	179,717,263	221,814,301	234,814,168	5.86%	30.66%

Interest income	2,848,121	4,698,350	5,867,547	24.89%	106.01%
Interest expense	(699,400)	(1,258,514)	(1,927,936)	53.19%	175.66%
Net interest income	2,148,720	3,439,836	3,939,611	14.53%	83.35%
Net provisions	(525,261)	(439,274)	(818,898)	86.42%	55.90%
Fees and income from service, net	592,288	615,515	643,317	4.52%	8.62%
Other operating income	299,924	516,851	450,540	(12.83)%	50.22%
Non-Core Banking Cost	(57,558)	(78,293)	(85,717)	9.48%	48.92%
Total operating expense	(1,535,342)	(1,594,597)	(1,667,477)	4.57%	8.61%
Profit before tax	922,771	2,460,039	2,461,376	0.05%	166.74%
Income tax	(454,905)	(679,323)	(723,252)	6.47%	58.99%
Net income	467,866	1,780,715	1,738,124	(2.39)%	271.50%

3Q22

BANISTMO- PANAMA

The financial statements in Colombian pesos are affected by the depreciation of the COP against USD, which reached 10.6% during the last quarter and 20.4% during the last year. The loan portfolio (calculated in USD) grew on a quarterly and annual basis, mainly driven by the good performance of commercial loans, where the growth observed in the corporate segment stands out. Mortgage loans also grew slightly; however, the dynamics of consumer loans moderated because of net charge-offs. Other assets decreased to some extent in USD in 3Q22 in line with better liquidity management to leverage the loan portfolio. Deposits (calculated in USD) stabilized by the growth observed in saving accounts quarterly and annually and by the growth of time deposits during the last quarter. Funding from loans with financial institutions increased to support loan book growth and offset the maturity of the international bond, which was replaced by a syndicated loan and bank financing.

Net result for Banistmo in 3Q22 was a loss of COP 103.8 billion, which is mainly explained by a significant increase in the provision charges for potential loan losses due to portfolio impairment and by a relevant provision from a corporate client in the construction and real estate segment. With this provision reserve, the coverage of this client exposure is close to 60%, and there are real estate guarantees in place to secure the rest of the obligation. Net interest income grows annually when analyzed on a dollar basis, mainly due to additional income from corporate clients and international loans. Net fees and commission income grew for the quarter and year due to increases in banking services, credit card and foreign trade fees. Operating expenses also increased for the quarter due to increases in labor expenses, bonuses, and outsourcing contracts for projects execution.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21
ASSETS
Gross loans	30,083,684	33,459,315	38,581,324	15.31%	28.25%
Allowances for loans	(2,169,067)	(2,067,593)	(2,481,753)	20.03%	14.42%
Investments	5,287,982	6,112,944	6,803,698	11.30%	28.66%
Other assets	5,304,053	5,049,238	5,087,148	0.75%	(4.09)%
Total assets	38,506,651	42,553,904	47,990,416	12.78%	24.63%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	27,022,820	29,541,695	32,618,184	10.41%	20.71%
Other liabilities	7,279,844	8,398,004	10,414,797	24.02%	43.06%
Total liabilities	34,302,664	37,939,699	43,032,980	13.42%	25.45%
Shareholders’ equity	4,203,987	4,614,205	4,957,436	7.44%	17.92%
Total liabilities and shareholders’ equity	38,506,651	42,553,904	47,990,416	12.78%	24.63%

Interest income	505,839	521,602	600,222	15.07%	18.66%
Interest expense	(202,850)	(199,964)	(241,460)	20.75%	19.03%
Net interest income	302,989	321,639	358,762	11.54%	18.41%
Net provisions	(20,761)	(35,134)	(320,331)	811.74%	1442.93%
Fees and income from service, net	55,229	50,922	62,952	23.63%	13.98%
Other operating income	5,196	9,752	13,710	40.59%	163.84%
Total operating expense	(189,379)	(208,343)	(237,464)	13.98%	25.39%
Profit before tax	153,274	138,835	(122,370)	(188.14)%	(179.84)%
Income tax	(29,906)	(29,472)	18,563	(162.99)%	(162.07)%
Net income	123,368	109,363	(103,807)	(194.92)%	(184.14)%

3Q22

BANAGRICOLA- EL SALVADOR

The financial statements in Colombian pesos are affected by the depreciation of the COP against USD, which reached 10.6% during the last quarter and 20.4% during the last year. The loan portfolio (calculated in USD) grew in the quarter and the year, mainly driven by the commercial portfolio, where the construction, structured finance, and corporate banking segments stand out. The consumer portfolio shows better quarterly growth than the commercial portfolio, highlighting the personal loans performance. In the funding structure, deposits (calculated in USD) decreased slightly for the quarter but grew for the year. Current account reductions stand out, mainly in mid-sized companies & government and institutional & corporate segments, which are offset in the annual analysis by savings accounts in the retail segment. Time deposits also showed sustained growth, highlighting the dynamism of digital deposits in individuals and corporate segments. Loans with financial entities also increased to strengthen the liability structure and partially offset the decrease observed in bonds due to maturities in the second half of the year.

The net result for Banco Agricola in 3Q22 was a profit of COP 130.8 billion, which represents an increase compared to 2Q22 and 3Q21. Mainly explained by the significant reduction in provisions charges in 3Q22 that contrasts with those made in 2Q22 for investments in BOTES securities of the government of El Salvador due to the reduction in the country risk rating.  For 3Q22, there were also reductions in provisions due to releases in the consumer and commercial portfolio because of adjustments in calculation methodologies. On the other hand, net interest income (calculated in USD) decreased slightly for the quarter due to obtaining loans with long-term financial institutions that slightly increase the cost but improve the stability of the funding. Additionally, lower returns on investments in debt securities by the treasury reduced the net interest income for 3Q22. Commissions grew for the quarter mainly driven by remittances, banking services, and affiliated establishments. Operating expenses decreased in dollar terms for the quarter, mainly due to the optimization of general expenses, which offset increases in labor expenses and bonuses.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21
ASSETS
Gross loans	13,697,195	15,937,481	18,034,860	13.16%	31.67%
Allowances for loans	(779,557)	(666,443)	(697,706)	4.69%	(10.50)%
Investments	2,229,670	2,955,517	3,044,464	3.01%	36.54%
Other assets	4,448,034	5,417,484	5,172,446	(4.52)%	16.29%
Total assets	19,595,342	23,644,038	25,554,064	8.08%	30.41%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	14,926,266	17,602,153	18,904,924	7.40%	26.66%
Other liabilities	2,308,249	3,734,680	3,956,563	5.94%	71.41%
Total liabilities	17,234,514	21,336,832	22,861,487	7.15%	32.65%
Non-controlling interest	23,020	20,813	21,932	5.38%	(4.73)%
Stockholders’ equity attributable to the owners of the parent company	2,337,807	2,286,393	2,670,645	16.81%	14.24%
Total liabilities and shareholders’ equity	19,595,342	23,644,038	25,554,064	8.08%	30.41%

Interest income	295,825	347,383	397,237	14.35%	34.28%
Interest expense	(59,245)	(63,529)	(84,222)	32.57%	42.16%
Net interest income	236,580	283,855	313,015	10.27%	32.31%
Net provisions	16,808	(63,636)	(2,830)	(95.55)%	(116.84)%
Fees and income from service, net	65,641	62,386	70,200	12.53%	6.95%
Other operating income	4,331	7,078	5,058	(28.54)%	16.79%
Total operating expense	(173,310)	(189,450)	(201,036)	6.12%	16.00%
Profit before tax	150,050	100,232	184,407	83.98%	22.90%
Income tax	(39,306)	(28,269)	(51,026)	80.50%	29.82%
Net income before non-controlling interest	110,743	71,963	133,382	85.35%	20.44%
Non-controlling interest	(2,032)	(1,678)	(2,597)	54.76%	27.82%
Net income	108,712	70,285	130,785	86.08%	20.30%

3Q22

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

The financial statements in Colombian pesos are affected by the depreciation of the COP against USD, which reached 10.6% during the last quarter and 20.4% during the last year. The loan portfolio (calculated in USD) increased during the year and the quarter, mainly driven by the consumer portfolio, consolidating the dynamism experienced for this segment since 2021. Credit card and personal loans (Easy Credit) reported a remarkable performance for the quarter. The commercial portfolio decreased during the quarter, mainly due to mid-sized companies and corporate prepayments, but continues to represent the largest share of the loan portfolio. On the other hand, the funding structure shows a slight decrease in dollar terms, mainly in time deposits and checking accounts. These are partially mitigated by the growth reported in corporate savings accounts. Additionally, the strengthening of the funding structure with longer-term credit lines from financial entities stands out.

Net result for BAM in 3Q22 was a profit of COP 91.1 billion, which represents an increase compared to the previous quarter and 3Q21. Net interest income (calculated in USD) also grew for the quarter and for the year, mainly driven by loan portfolio, treasury, and debt securities investment income. Net provisions decreased due to the release of provisions from corporate loans, recovery of the written-off portfolio, and adjustments in calculation methodologies. Net fees and commissions also increased for the quarter, mainly due to foreign exchange trading fees and credit & debit card fees. Operating expenses grew in dollars for the quarter mainly driven by general expenses in depreciation and technology.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21
ASSETS
Gross loans	14,342,167	17,420,542	19,351,860	11.09%	34.93%
Allowances for loans	(789,614)	(837,159)	(916,069)	9.43%	16.01%
Investments	1,558,749	1,535,824	1,644,000	7.04%	5.47%
Other assets	3,295,155	3,512,617	4,174,988	18.86%	26.70%
Total assets	18,406,457	21,631,825	24,254,779	12.13%	31.77%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	14,126,848	16,493,824	17,990,062	9.07%	27.35%
Other liabilities	2,589,817	3,156,471	4,005,236	26.89%	54.65%
Total liabilities	16,716,665	19,650,294	21,995,298	11.93%	31.58%
Non-controlling interest	20,715	20,989	21,130	0.67%	2.01%
Stockholders’ equity attributable to the owners of the parent company	1,669,077	1,960,541	2,238,350	14.17%	34.11%
Total liabilities and shareholders’ equity	18,406,457	21,631,825	24,254,779	12.13%	31.77%

Interest income	291,874	326,067	399,654	22.57%	36.93%
Interest expense	(107,641)	(127,185)	(150,823)	18.59%	40.12%
Net interest income	184,232	198,881	248,831	25.12%	35.06%
Net provisions	20,071	(54,030)	(25,976)	(51.92)%	(229.42)%
Fees and income from service, net	26,306	23,659	29,096	22.98%	10.61%
Other operating income	21,077	29,187	31,594	8.25%	49.90%
Total operating expense	(148,523)	(137,098)	(167,420)	22.12%	12.72%
Profit before tax	103,163	60,599	116,125	91.63%	12.56%
Income tax	(27,116)	(9,268)	(23,925)	158.15%	(11.77)%
Net income before non-controlling interest	76,047	51,331	92,199	79.62%	21.24%
Non-controlling interest	(999)	(1,122)	(1,093)	(2.54)%	9.46%
Net income	75,048	50,210	91,106	81.45%	21.40%

3Q22

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 25 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Luis German Pelaez / Santiago López / Lina Michelle Alvarado/ Maria Camila Garcia
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

3Q22

CONSOLIDATED BALANCE SHEET				Growth			% of
(COP million)	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	17,416,403	21,408,529	21,616,439	0.97%	24.12%	6.44%
Interbank borrowings	1,887,345	1,896,523	2,546,551	34.27%	34.93%	0.76%
Reverse repurchase agreements and other similar secured lend	871,417	1,348,849	846,576	(37.24)%	(2.85)%	0.25%
Financial assets investment	26,847,176	27,415,761	28,478,631	3.88%	6.08%	8.48%
Derivative financial instruments	1,861,603	3,930,968	5,223,145	32.87%	180.57%	1.56%
Loans and advances to customers	210,324,615	243,079,053	260,165,601	7.03%	23.70%	77.51%
Allowance for loan and lease losses	(16,697,342)	(15,024,850)	(15,325,617)	2.00%	(8.22)%	(4.57)%
Investment in associates and joint ventures	2,650,724	2,876,316	2,944,633	2.38%	11.09%	0.88%
Goodwill and Intangible assets, net	8,258,042	8,990,737	9,941,485	10.57%	20.39%	2.96%
Premises and equipment, net	4,632,921	5,472,760	5,741,755	4.92%	23.93%	1.71%
Investment property	2,804,797	3,263,930	3,285,348	0.66%	17.13%	0.98%
Right of use assets	1,668,067	1,696,110	1,758,111	3.66%	5.40%	0.52%
Prepayments	423,509	494,992	543,391	9.78%	28.31%	0.16%
Tax receivables	2,079,244	1,257,582	1,719,639	36.74%	(17.29)%	0.51%
Deferred tax	745,647	755,533	869,403	15.07%	16.60%	0.26%
Assets held for sale and inventories	532,697	553,078	612,173	10.68%	14.92%	0.18%
Other assets	3,444,356	4,015,932	4,687,312	16.72%	36.09%	1.40%
Total assets	269,751,221	313,431,803	335,654,576	7.09%	24.43%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	189,645,429	222,331,703	237,612,952	6.87%	25.29%	70.79%	79.67%
Interbank Deposits	1,108,810	728,150	783,763	7.64%	(29.31)%	0.23%	0.26%
Derivative financial instrument	1,557,688	3,703,279	5,262,093	42.09%	237.81%	1.57%	1.76%
Borrowings from other financial institutions	7,785,645	11,787,071	18,985,957	61.07%	143.86%	5.66%	6.37%
Debt securities in issue	20,249,849	21,462,415	17,972,177	(16.26)%	(11.25)%	5.35%	6.03%
Lease liability	1,799,365	1,782,992	1,846,835	3.58%	2.64%	0.55%	0.62%
Preferred shares	569,477	555,152	569,477	2.58%	0.00%	0.17%	0.19%
Repurchase agreements and other similar secured borrowing	6,483,714	2,904,217	2,173,289	(25.17)%	(66.48)%	0.65%	0.73%
Current tax	1,001,089	1,343,228	2,053,329	52.87%	105.11%	0.61%	0.69%
Deferred tax	806,106	1,084,246	843,628	(22.19)%	4.65%	0.25%	0.28%
Employees benefit plans	795,374	859,267	860,134	0.10%	8.14%	0.26%	0.29%
Other liabilities	6,079,325	9,791,063	9,292,159	(5.10)%	52.85%	2.77%	3.12%
Total liabilities	237,881,871	278,332,783	298,255,793	7.16%	25.38%	88.86%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.45%
Appropriated reserves	14,652,496	16,810,058	16,421,381	(2.31)%	12.07%	4.89%
Retained earnings	5,838,143	5,771,842	7,942,891	37.61%	36.05%	2.37%
Accumulated other comprehensive income, net of tax	4,432,132	5,361,368	6,820,123	27.21%	53.88%	2.03%
Stockholders’ equity attributable to the owners of the parent company	30,261,139	33,281,636	36,522,763	9.74%	20.69%	10.88%
Non-controlling interest	1,608,211	1,817,384	876,020	(51.80)%	(45.53)%	0.26%
Total liabilities and equity	269,751,221	313,431,803	335,654,576	7.09%	24.43%	100.00%

3Q22

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-21	Sep-22	Sep-22 / Sep-21	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21
Interest income and expenses
Interest on loans and financial leases
Commercial	4,379,646	7,222,145	64.90%	1,523,010	2,308,788	3,024,033	30.98%	98.56%
Consumer	3,905,147	5,425,222	38.92%	1,343,409	1,788,736	2,058,841	15.10%	53.25%
Small business loans	99,248	127,218	28.18%	33,632	42,801	44,581	4.16%	32.56%
Mortgage	1,719,309	2,447,241	42.34%	576,324	838,470	820,149	(2.19)%	42.31%
Financial leases	1,105,232	1,650,367	49.32%	341,036	498,962	700,890	40.47%	105.52%
Total interest income on loans and financial leases	11,208,582	16,872,193	50.53%	3,817,411	5,477,757	6,648,494	21.37%	74.16%
Interest income on overnight and market funds	7,055	27,377	288.05%	2,470	7,719	16,852	118.32%	582.27%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	232,445	377,575	62.44%	70,102	122,209	162,115	32.65%	131.26%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	308,232	888,519	188.26%	127,014	339,445	492,066	44.96%	287.41%
Derivatives	57,976	111,080	91.60%	(33,641)	(18,037)	82,003	(554.64)%	(343.76)%
Repos	(36,572)	(65,045)	77.85%	(22,300)	1,460	(49,295)	(3476.37)%	121.05%
Others	20,804	42,798	105.72%	7,061	24,212	4,007	(83.45)%	(43.25)%
Total valuation on financial instruments	350,440	977,352	178.89%	78,134	347,080	528,781	52.35%	576.76%
Total Interest on debt instruments and valuation on financial instruments	582,885	1,354,927	132.45%	148,236	469,289	690,896	47.22%	366.08%
Total interest and valuation on financial instruments	11,798,522	18,254,497	54.72%	3,968,117	5,954,765	7,356,242	23.54%	85.38%
Interest expense
Borrowings from other financial institutions	(219,669)	(441,196)	100.85%	(69,792)	(129,505)	(222,393)	71.73%	218.65%
Overnight funds	(2,147)	(6,140)	185.98%	(1,490)	(1,367)	(3,382)	147.40%	126.98%
Debt securities in issue	(769,376)	(959,812)	24.75%	(267,035)	(316,956)	(347,124)	9.52%	29.99%
Deposits	(2,094,258)	(3,705,846)	76.95%	(678,644)	(1,143,512)	(1,746,155)	52.70%	157.30%
Preferred shares	(42,975)	(42,975)	0.00%	(14,325)	(13,813)	(14,325)	3.71%	0.00%
Lease liabilities	(81,985)	(80,187)	(2.19)%	(27,012)	(29,303)	(29,880)	1.97%	10.62%
Other interest	(11,669)	(18,317)	56.97%	(4,301)	(5,381)	(8,219)	52.74%	91.10%
Total interest expenses	(3,222,079)	(5,254,473)	63.08%	(1,062,599)	(1,639,837)	(2,371,478)	44.62%	123.18%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,576,443	13,000,024	51.58%	2,905,518	4,314,928	4,984,764	15.52%	71.56%
Credit impairment charges on loans and advance and financial leases	(2,869,226)	(2,503,852)	(12.73)%	(682,579)	(782,391)	(1,330,029)	70.00%	94.85%
Recovery of charged - off loans	387,255	497,977	28.59%	147,595	196,090	153,743	(21.60)%	4.17%
Credit impairment charges on off balance sheet credit instruments	38,562	(18,400)	(147.72)%	15,779	(2,934)	2,686	(191.55)%	(82.98)%
Credit impairment charges/recovery on investments	21,439	(25,817)	(220.42)%	4,850	(23,528)	3,352	(114.25)%	(30.89)%
Total credit impairment charges, net	(2,421,970)	(2,050,092)	(15.35)%	(514,355)	(612,763)	(1,170,248)	90.98%	127.52%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	6,154,473	10,949,932	77.92%	2,391,163	3,702,165	3,814,516	3.03%	59.53%
Fees and commission income								0.00
Banking services	497,119	594,369	19.56%	175,816	189,652	220,165	16.09%	25.22%
Credit and debit card fees and commercial establishments	1,586,678	1,997,960	25.92%	569,645	663,406	702,111	5.83%	23.25%
Brokerage	20,237	21,929	8.36%	6,541	6,682	6,011	(10.04)%	(8.10)%
Acceptances, Guarantees and Standby Letters of Credit	51,949	65,922	26.90%	18,347	20,905	25,177	20.44%	37.23%
Trust	356,110	316,653	(11.08)%	111,632	104,340	103,370	(0.93)%	(7.40)%
Placement of securities and investment banking	67,733	87,475	29.15%	29,811	18,440	37,117	101.29%	24.51%
Bancassurance	462,282	594,806	28.67%	152,077	204,770	222,211	8.52%	46.12%
Payments and Collections	528,589	635,506	20.23%	187,930	212,626	219,571	3.27%	16.84%
Others	215,234	256,389	19.12%	78,967	82,827	92,236	11.36%	16.80%
Total fees and commission income	3,785,931	4,571,009	20.74%	1,330,766	1,503,648	1,627,969	8.27%	22.33%
Fees and commission expenses	(1,300,294)	(1,811,970)	39.35%	(450,525)	(624,856)	(666,894)	6.73%	48.03%
Total fees and comissions, net	2,485,637	2,759,039	11.00%	880,241	878,792	961,075	9.36%	9.18%
Other operating income
Derivatives FX contracts	275,119	137,266	(50.11)%	17,562	166,629	58,046	(65.16)%	230.52%
Net foreign exchange	(58,643)	(322,118)	449.29%	76,012	(229,753)	(305,468)	32.95%	(501.87)%
Hedging	(4,495)	(2,884)	(35.84)%	(1,595)	(985)	(339)	(65.58)%	(78.75)%
Leases	659,587	974,580	47.76%	240,293	321,434	355,774	10.68%	48.06%
Gains (or losses) on sale of assets	119,013	103,822	(12.76)%	70,973	32,129	33,830	5.29%	(52.33)%
Other reversals	2,344	6,788	189.59%	903	1,951	1,840	(5.69)%	103.77%
Others	431,391	618,639	43.41%	150,140	202,159	225,188	11.39%	49.99%
Total other operating income	1,424,316	1,516,093	6.44%	554,288	493,564	368,871	(25.26)%	(33.45)%
Dividends received, and share of profits of equity method investees
Dividends	57,219	48,818	(14.68)%	31,460	23,943	19,162	(19.97)%	(39.09)%

3Q22

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-21	Sep-22	Sep-22 / Sep-21	3Q21	2Q22	3Q22	3Q22 / 2Q22	3Q22 / 3Q21
Equity investments	7,254	(4,128)	(156.91)%	8,185	(8,270)	2,232	(126.99)%	(72.73)%
Equity method	158,782	156,003	(1.75)%	58,418	58,037	47,007	(19.01)%	(19.53)%
Others	8,163	8,785	7.62%	—	11,120	(4,767)	(142.87)%	0.00%
Total dividends received, and share of profits of equity method investees	231,418	209,478	(9.48)%	98,063	84,830	63,634	(24.99)%	(35.11)%
Total operating income, net	10,295,844	15,434,542	49.91%	3,923,755	5,159,351	5,208,096	0.94%	32.73%
Operating expenses
Salaries and employee benefits	(2,248,937)	(2,638,061)	17.30%	(773,569)	(852,528)	(894,504)	4.92%	15.63%
Bonuses	(399,369)	(594,158)	48.77%	(206,458)	(197,990)	(219,267)	10.75%	6.20%
Other administrative and general expenses	(2,624,627)	(3,063,982)	16.74%	(962,035)	(1,034,220)	(1,097,306)	6.10%	14.06%
Taxes other than income tax	(523,367)	(659,192)	25.95%	(184,476)	(211,546)	(230,828)	9.11%	25.13%
Impairment, depreciation and amortization	(654,012)	(712,246)	8.90%	(250,279)	(223,451)	(267,383)	19.66%	6.83%
Total operating expenses	(6,450,312)	(7,667,639)	18.87%	(2,376,817)	(2,519,735)	(2,709,288)	7.52%	13.99%
Profit before tax	3,845,532	7,766,903	101.97%	1,546,938	2,639,616	2,498,808	(5.33)%	61.53%
Income tax	(1,127,080)	(2,436,833)	116.21%	(581,243)	(784,776)	(836,957)	6.65%	43.99%
Net income	2,718,452	5,330,070	96.07%	965,695	1,854,840	1,661,851	(10.40)%	72.09%
Non-controlling interest	(76,401)	(189,275)	147.74%	(23,075)	(75,145)	(32,606)	(56.61)%	41.30%
Net income attributable to equity holders of the Parent Company	2,642,051	5,140,795	94.58%	942,620	1,779,695	1,629,245	(8.45)%	72.84%

3Q22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 10th, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance